Liquid Media’s iNDIEFLIX Provides Statewide Edutainment Programming to Help Address Mental Health Challenges in California School Communities

Los Angeles, CA – October 25, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced a partnership between iNDIEFLIX, now a member of the Liquid Media Group family of companies, the California Department of Education (CDE), the Department of Health Care Services’ (DHCS) CalHOPE program, and Blue Shield of California’s BlueSky initiative. The partnership, announced by CDE State Superintendent of Public Instruction Tony Thurmond, focuses on iNDIEFLIX’s edutainment content and centers around the film “Angst: Building Resilience.”

As stated in the CDE announcement, “The goal of Angst is to raise awareness, connect students with support, and provide hope and coping strategies. The film features interviews with children and young adults discussing the impact anxiety has had on their lives during the pandemic. Angst also features a special interview with one of the greatest athletes of all time, Michael Phelps, who has courageously shared his own mental health challenges and helped catapult the important conversation into the mainstream.”

The film-based mental health support program and accompanying easy-to-use curriculum is available to all public middle and high schools across the state of California in a new effort to help address the increasing mental health challenges faced by students.

"The conversation surrounding mental health really hits home for me. Many people don’t understand how debilitating mental health challenges can be, and even more so how common it is. Yet people are afraid to have serious discussions about it," said Phelps, Founder of the Michael Phelps Foundation, which promotes water safety, healthy living (physical and mental) and the pursuit of dreams. "I welcomed the opportunity to be a part of Angst to further the dialogue around the importance of mental health, help people understand the impact anxiety has on our mental state, and encourage people, especially kids, to ask for help."

The iNDIEFLIX original film, produced by iNDIEFLIX CEO Scilla Andreen and producer Karin Gornick, commenced screening in mid-October. It is ultimately expected to reach more than three million students across the state in 2021–22.

“iNDIEFLIX’s edutainment productions combine the entertainment of traditional movies with valuable, approachable educational content. The Angst documentary-style film addresses mental health, and this essential program demonstrates iNDIEFLIX’s unique strategy in delivering on their mission,” said Ron Thomson, CEO of Liquid Media Group. “iNDIEFLIX has helped to transform lives across 64 countries and has been working with schools for more than 10 years. Liquid is excited by the potential of this type of programming to create positive change while offering socially impactful business opportunities for our Company, and we congratulate the iNDIEFLIX team on this latest success.”

With California leading the way, Liquid and iNDIEFLIX are working towards a nationwide rollout of “Angst: Building Resilience.” With the combined power of Liquid’s interconnected family of companies backing this push, iNDIEFLIX has incredible support to supercharge the distribution and impact of the film-based program, bringing it to the greatest audience possible.

“We have learned over the years with past films, “Screenagers”, “Empowerment Project” and “Finding Kind” that in order to have sustainable, scalable and measurable impact we need to reach students and educators at school and their families at home,” said Andreen.  “In doing so, we can have meaningful and often positive life-changing impact.”

The roll out of “Angst: Building Resilience” throughout the California school system has wide support across the board, from educators, to parents to mental health professionals.

Says Michael Carr-Gregg, adolescent psychologist and leading authority on teenage behavior, "I think this is the single most important mental health film I have seen in my lifetime. I think that every single school should have this as a mandatory viewing."

Andreen continued, “Communities, whether they be corporations, schools or arms of government, need and can benefit from our evidence-based film programs that model resilience, provide hope, and normalize the conversation about mental health. “Angst: Building Resilience,” the first in a trilogy of mental health films, opens up the conversation in a powerful and positive way. It is easy for school districts to access and includes a dashboard of tools to keep the conversation going. With the combined power of Liquid Media’s network of companies to support us, iNDIEFLIX can now produce more educational content that can further help students around the world and establish a more compassionate future generation.”

About iNDIEFLIX Education

iNDIEFLIX Education creates, supports, and promotes social impact films, learning modules, and tools to make positive change in the world. These programs screen directly in schools and communities to foster conversation at the student and family level to nurture a more social, emotional, empathetic culture.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

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